EXHIBIT 15.1

Acknowledgment of Independent Registered Public Accounting Firm.

The Board of Directors
Earth Search Sciences, Inc.
Lakeside, Montana

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-) of Earth Search Sciences, Inc. of our report dated August 20, 2007 relating to the unaudited condensed consolidated interim financial statements of Earth Search Sciences, Inc. that is included in its Form 10-Q for the quarter ended June 30, 2007.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com
October 18, 2007